Sub-item 77D
LEGG MASON GLOBAL ASSET MANAGEMENT TRUST
LEGG MASON CAPITAL MANAGEMENT DISCIPLINED EQUITY
RESEARCH FUND

The fund invests primarily in securities that, in the opinion of the investment manager (manager), offer the potential for capital growth.
The fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. This policy will not be changed without providing shareholders with at least 60 days prior written notice. The manager utilizes a long-term, fundamental, valuation-based investment process to make investment decisions for the fund. Through a disciplined application of this research-intensive process, the manager will seek to generate returns for the fund in excess of the Russell 1000 Index by purchasing securities at large discounts to the managers assessment of their intrinsic value. While it is expected that the majority of the funds assets will be invested in equity securities issued by companies in the Russell 1000 Index, the fund may invest in securities issued by companies of any size and by foreign companies.

The managers investment research analysts have direct responsibility for selecting securities for the fund.
The analysts are assigned to one or more teams that are responsible for particular sectors of the market. The funds portfolio is divided into segments each managed by an analyst team. Each analyst team determines how its respective segment will be invested and chooses investments for the fund from the market sectors that the team covers.
It is expected that under normal circumstances the fund will have broad exposure to a variety of market sectors.
Investment decisions by any particular analyst team are subject to the funds investment objectives, policies and restrictions and the oversight of the team leader. The managers Director of Research is responsible for overseeing the funds investment program and for allocating fund assets among the analyst teams in order to obtain broad exposure to a variety of market sectors.

The fund may also invest in debt securities. The fund may invest up to 20% of its total assets in long-term debt securities, including up to 10% of its total assets that may be invested in debt securities rated below investment grade, and unrated securities judged by the manager to be below investment grade. These below-investment grade securities are commonly known as junk bonds.

The fund may, but need not, use derivative contracts for hedging and investment purposes. The fund may also hold cash or cash equivalents.

The fund may take temporary defensive and cash management positions; in such a case, the fund may not be pursuing its principal investment strategies and may not achieve its investment objective.